EXHIBIT (12)
                        SPRINT CORPORATION
  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                          (In Millions)




                         Three Months Ended   Six Months Ended
                              June 30,            June 30,
                           1995      1994      1995      1994
Earnings
Net income               $ 245.7   $ 219.6   $ 470.0   $ 447.0
Capitalized interest        (8.3)     (1.8)    (12.8)     (2.8)
Income tax provision       145.3     127.9     277.4     256.9

Subtotal                   382.7     345.7     734.6     701.1

Fixed charges
Interest charges           108.3     101.8     212.0     203.9
Interest factor of
 operating rents            31.1      27.9      61.3      56.0
Pre-tax cost of
 preferred stock
 dividends of
 subsidiaries                0.2       0.2       0.4       0.5

Total fixed charges        139.6     129.9     273.7     260.4
Earnings, as adjusted    $ 522.3   $ 475.6  $1,008.3   $ 961.5

Ratio of earnings to        3.74      3.66      3.68      3.69
 fixed charges


(1) Earnings as computed for the ratio of earnings to fixed charges includes a gain related to the sale of an investment in equity securities of $22 million for the six months ended March 31, 1994. In the absence of this gain, the ratio of earnings to fixed charges would have been 3.56 for the first six months of 1994.

Note:     The above ratios have been computed by dividing fixed
     charges into the sum of (a) net income less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.